Term Sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 182-A-I dated February 4, 2010	Term Sheet to Product Supplement No. 182-A-I Registration Statement No. 333-155535 Dated September 19, 2011; Rule 433

Structured Investments	$ Capped Single Observation Index Fund Knock-Out Notes Linked to the Market Vectors Gold Miners ETF due October 11, 2012

General

  The notes are designed for investors who seek to participate in the appreciation of the closing price of one share of the Market Vectors Gold Miners ETF Index Fund, up to the Maximum Return of at least 25.00% at maturity and who anticipate that the closing price of one share of the Index Fund on the Observation Date (i.e., the Final Share Price) will not be less than the Initial Share Price by more than 25.00%. Investors should be willing to forgo interest and dividend payments and, if the Final Share Price is less than the Initial Share Price by more than 25.00%, be willing to lose some or all of their principal at maturity. If the Final Share Price is not less than the Initial Share Price by more than 25.00%, investors have the opportunity to receive the greater of (a) the Share Return and (b) the Contingent Minimum Return of at least 6.08% at maturity, subject to the Maximum Return. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing October 11, 2012†
  Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
  The notes are expected to price on or about September 23, 2011 and are expected to settle on or about September 28, 2011.

Key Terms

Index Fund:	The Market Vectors Gold Miners ETF (the “Index Fund”)
Knock-Out Event:

A Knock-Out Event occurs if the closing price of one share of the Index Fund on the Observation Date (i.e., the Final Share Price) is less than the Initial Share Price by more than the Knock-Out Buffer Amount. For the avoidance of doubt, the notes are subject to monitoring on a single Monitoring Day (i.e., the Observation Date).

Knock-Out Buffer Amount:	25.00%
Payment at Maturity:

If a Knock-Out Event has occurred, you will receive a cash payment at maturity that will reflect the performance of the Index Fund, subject to the Maximum Return. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Share Return), subject to the Maximum Return
If a Knock-Out Event has occurred, you will lose more than 25.00% of your initial investment and may lose all of your initial investment at maturity.

If a Knock-Out Event has not occurred, you will receive a cash payment at maturity that will reflect the performance of the Index Fund, subject to the Contingent Minimum Return and the Maximum Return. If a Knock-Out Event has not occurred, your payment at maturity per $1,000 principal amount note will equal $1,000 plus the product of (a) $1,000 and (b) the greater of (i) the Contingent Minimum Return and (ii) the Share Return, subject to the Maximum Return. For additional clarification, please see “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index Fund?” in this term sheet.

Maximum Return:

At least 25.00%. The actual Maximum Return and the actual maximum payment at maturity will be set on the pricing date and will not be less than 25.00% and $1,250 per $1,000 principal amount note, respectively.

Contingent Minimum Return:	At least 6.08%. The actual Contingent Minimum Return will be determined on the pricing date and will not be less than 6.08%.
Share Return:	Final Share Price – Initial Share Price Initial Share Price
Initial Share Price:	The closing price of one share of the Index Fund on the pricing date, divided by the Share Adjustment Factor
Final Share Price:	The closing price of one share of the Index Fund on the Observation Date
Share Adjustment Factor:

Set initially at 1.0 on the pricing date and subject to adjustment under certain circumstances. See “Description of Notes — Payment at Maturity” and “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 182-A-I for further information.

Observation Date:	October 5, 2012†
Maturity Date:	October 11, 2012†
CUSIP:	48125X3M6
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 182-A-I

Investing in the Capped Single Observation Index Fund Knock-Out Notes involves a number of risks. See "Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 182-A-I and “Selected Risk Considerations” beginning on page TS-4 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)

The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on page PS-19 of the accompanying product supplement no. 182-A-I.

(2)	Please see “Supplemental Plan of Distribution” in this term sheet for information about fees and commissions.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

September 19, 2011

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 182-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 182-A-I dated February 4, 2010. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 182-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 182-A-I dated February 4, 2010:
  http://www.sec.gov/Archives/edgar/data/19617/000089109210000426/e37702_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

JPMorgan Structured Investments —	TS-1
Capped Single Observation Index Fund Knock-Out Notes Linked to the Market Vectors Gold Miners ETF

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Index Fund?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Share Price of $65.00, a Contingent Minimum Return of 6.08% and a Maximum Return of 25.00% and reflect the Knock-Out Buffer Amount of 25.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

		Total Return
Final Share Price	Share Return	Knock Out Event Has Not Occurred(1)	Knock Out Event Has Occurred(2)

$117.0000	80.00%	25.00%	N/A
$110.5000	70.00%	25.00%	N/A
$104.0000	60.00%	25.00%	N/A
$97.5000	50.00%	25.00%	N/A
$91.0000	40.00%	25.00%	N/A
$84.5000	30.00%	25.00%	N/A
$81.2500	25.00%	25.00%	N/A
$78.0000	20.00%	20.00%	N/A
$74.7500	15.00%	15.00%	N/A
$71.5000	10.00%	10.00%	N/A
$68.9520	6.08%	6.08%	N/A
$68.2500	5.00%	6.08%	N/A
$66.6250	2.50%	6.08%	N/A
$65.6500	1.00%	6.08%	N/A
$65.0000	0.00%	6.08%	N/A
$61.7500	-5.00%	6.08%	N/A
$58.5000	-10.00%	6.08%	N/A
$52.0000	-20.00%	6.08%	N/A
$48.7500	-25.00%	6.08%	N/A
$48.7435	-25.01%	N/A	-25.01%
$39.0000	-40.00%	N/A	-40.00%
$32.5000	-50.00%	N/A	-50.00%
$26.0000	-60.00%	N/A	-60.00%
$19.5000	-70.00%	N/A	-70.00%
$13.0000	-80.00%	N/A	-80.00%
$6.5000	-90.00%	N/A	-90.00%
$0.0000	-100.00%	N/A	-100.00%

(1) The Final Share Price is greater than or equal to $48.75 (75% of the hypothetical Initial Share Price).
(2) The Final Share Price is less than $48.75 (75% of the hypothetical Initial Share Price).

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The closing price of one share of the Index Fund increases from the Initial Share Price of $65.00 to a Final Share Price of $66.625 — a Knock-Out Event has not occurred. Because the Share Return of 2.50% is less than the hypothetical Contingent Minimum Return of 6.08%, the investor receives a payment at maturity of $1,060.80 per $1,000 principal amount note.

Example 2: The closing price of one share of the Index Fund decreases from the Initial Share Price of $65.00 to a Final Share Price of $61.75 — a Knock-Out Event has not occurred. Because the Share Return of -5% is less than the hypothetical Contingent Minimum Return of 6.08%, the investor receives a payment at maturity of $1,060.80 per $1,000 principal amount note.

Example 3: The closing price of one share of the Index Fund increases from the Initial Share Price of $65.00 to a Final Share Price of $74.75 — a Knock-Out Event has not occurred. Because the Share Return of 15% is greater than the hypothetical Contingent Minimum Return of 6.08%, but less than the hypothetical Maximum Return of 25.00%, the investor receives a payment at maturity of $1,150 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 15%) = $1,150

JPMorgan Structured Investments —	TS-2
Capped Single Observation Index Fund Knock-Out Notes Linked to the Market Vectors Gold Miners ETF

Example 4: The closing price of one share of the Index Fund decreases from the Initial Share Price of $65.00 to a Final Share Price of $39.00 — a Knock-Out Event has occurred. Because the Final Share Price of $39.00 is less than the Initial Share Price of $65.00 by more than the Knock-Out Buffer Amount of 25.00%, a Knock-Out Event has occurred and because the Share Return is -40%, the investor receives a payment at maturity of $600 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -40%) = $600

Example 5: The closing price of one share of the Index Fund increases from the Initial Share Price of $65.00 to a Final Share Price of $97.50 — a Knock-Out Event has not occurred. Because the Share Return of 50% is greater than the hypothetical Maximum Return of 25.00%, the investor receives a payment at maturity of $1,250 per $1,000 principal amount note, the hypothetical maximum payment on the notes.

The hypothetical returns and hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payouts shown above would likely be lower.

Selected Purchase Considerations

  CAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to participate in the appreciation of the Index Fund, up to the Maximum Return of at least 25.00% at maturity. If a Knock-Out Event has not occurred, in addition to the principal amount, you will receive at maturity at least the Contingent Minimum Return of not less than 6.08% on the notes, for a minimum payment at maturity of at least $1,060.80 for every $1,000 principal amount note, subject to the Maximum Return of at least 25.00%. The maximum payment at maturity will be at least $1,250 per $1,000 principal amount note. The actual Contingent Minimum Return and Maximum Return will be set on the pricing date and will not be less than 6.08%, and 25.00%, respectively. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  EXPOSURE TO THE MARKET VECTORS GOLD MINERS ETF — The Market Vectors Gold Miners ETF is an exchange-traded Fund managed by Van Eck Associates Corporation, the investment adviser to the Market Vectors Gold Miners ETF. The Market Vectors Gold Miners ETF trades on NYSE Arca, Inc. (“NYSE Arca”) under the ticker symbol “GDX.” The Market Vectors Gold Miners ETF seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the NYSE Arca Gold Miners Index, which we refer to as the Underlying Index. The Underlying Index is a modified market capitalization weighted index primarily comprised of publicly traded companies involved in the mining of gold. The Underlying Index includes common stocks and ADRs of selected companies that are involved in mining for gold and silver and that are listed for trading on the New York Stock Exchange or the NYSE Amex LLC or quoted on The NASDAQ Stock Market. Only companies with market capitalization greater than $100 million that have a daily average trading volume of at least 50,000 shares over the past six months are eligible for inclusion in the Underlying. For additional information about the Market Vectors Gold Miners ETF, see Appendix A to this term sheet.
  TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 182-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes that, subject to the discussion of the "constructive ownership” rules in the following sentence, generate long-term capital gain or loss if held for more than one year. The notes may be treated as subject to the “constructive ownership” rules of Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), in which case any gain recognized in respect of the notes that would otherwise be long-term capital gain and that was in excess of the “net underlying long-term capital gain” (as defined in Section 1260) would be treated as ordinary income, and an interest charge would apply as if that income had accrued for tax purposes at a constant yield over the notes’ term. Our special tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the notes. Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice. In addition, based on certain factual assumptions and representations received from us, our special tax counsel is of the opinion that withholding under Sections 897 and 1445 of the Internal Revenue Code of 1986, as amended, and the regulations thereunder (collectively, “FIRPTA”) should not be imposed on proceeds paid to Non-U.S. Holders, although it is

JPMorgan Structured Investments —	TS-3
Capped Single Observation Index Fund Knock-Out Notes Linked to the Market Vectors Gold Miners ETF

possible that we may decide (or that the IRS could argue) that we are required to do so. However, under a different set of rules, Non-U.S. Holders may in any event be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

The discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index Fund, the Underlying Index or any of the component securities of the Index Fund or the Underlying Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 182-A-I dated February 4, 2010.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index Fund and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Share Return is positive or negative. If the closing price of one share of the Index Fund on the Observation Date (i.e., the Final Share Price) is less than the Initial Share Price by more than the Knock-Out Buffer Amount of 25.00%, a Knock-Out Event has occurred, and the benefit provided by the Knock-Out Buffer Amount of 25.00% will terminate. If a Knock-Out Event has occurred, for every 1% that the Final Share Price is less than the Initial Share Price, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you will lose more than 25.00% of your initial investment and may lose all of your initial investment at maturity.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM RETURN — If the Final Share Price is greater than the Initial Share Price, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index Fund, which may be significant. We refer to this predetermined percentage as the Maximum Return, which will be set on the pricing date and will not be less than 25.00%.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. It is possible that such hedging activities or other trading activities of ours or other affiliates could result in substantial returns for us or our affiliates while the value of the notes declines.
  YOUR ABILITY TO RECEIVE THE CONTINGENT MINIMUM RETURN OF 6.08%* MAY TERMINATE ON THE OBSERVATION DATE — If the Final Share Price is less than the Initial Share Price by more than the Knock-Out Buffer Amount of 25.00%, you will not be entitled to receive the Contingent Minimum Return of 6.08%* on the notes. Under these circumstances, you will lose some or all of your investment at maturity and will be fully exposed to any depreciation in the Index Fund.
  * The actual Contingent Minimum Return on the notes will be set on the pricing date and will not be less than 6.08%.
  THE BENEFIT PROVIDED BY THE KNOCK-OUT BUFFER MAY TERMINATE ON THE OBSERVATION DATE — If the closing price of one share of the Index Fund on the Observation Date (i.e., the Final Share Price) is less than the Initial Share Price by more than the Knock-Out Buffer Amount of 25.00%, the benefit provided by the Knock-Out Buffer Amount will terminate and you will be fully exposed to any depreciation in the closing price of one share of the Index Fund. Because the Final Share Price will be determined based on the closing price on a single day near the end of the term of the notes, the price of the Index Fund at the maturity date or at other times during the term of the notes could be at less than the Initial Share Price by not more than the Knock-Out Buffer Amount, or could be equal to or greater than the Initial Share Price. This difference could be particularly large if there is a significant decrease in the price of the Index Fund during the later portion of the term of the notes or if there is significant volatility in the price of the Index Fund during the term of the notes, especially on dates near the Observation Date.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which J.P. Morgan Securities LLC, which we refer to as JPMS, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Index Fund or the equity securities held by the Index Fund or included in the Underlying Index would have.
  RISK OF KNOCK-OUT EVENT OCCURRING IS GREATER IF THE CLOSING PRICE OF THE INDEX FUND IS VOLATILE — The

JPMorgan Structured Investments —	TS-4
Capped Single Observation Index Fund Knock-Out Notes Linked to the Market Vectors Gold Miners ETF

  likelihood that the closing price of one share of the Index Fund on the Observation Date (i.e., the Final Share Price) will be less than the Initial Share Price by more than the Knock-Out Buffer Amount of 25.00%, thereby triggering a Knock-Out Event, will depend in large part on the volatility of the closing price of the Index Fund — the frequency and magnitude of changes in the closing price of the Index Fund.
  THERE ARE RISKS ASSOCIATED WITH THE INDEX FUND — Although the Index Fund’s shares are listed for trading on NYSE Arca and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Index Fund or that there will be liquidity in the trading market. The Index Fund is subject to management risk, which is the risk that the investment strategies of the Index Fund’s investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the Index Fund, and consequently, the value of the notes.
  DIFFERENCES BETWEEN THE INDEX FUND AND THE UNDERLYING INDEX — The Index Fund does not fully replicate the Underlying Index and may hold securities not included in the Underlying Index. In addition, its performance will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index. All of these factors may lead to a lack of correlation between the Index Fund and the Underlying Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Index Fund and the Underlying Index. Finally, because the shares of the Index Fund are traded on NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Index Fund may differ from the net asset value per share of the Index Fund. For all of the foregoing reasons, the performance of the Index Fund may not correlate with the performance of the Underlying Index.
  RISKS ASSOCIATED WITH THE GOLD AND SILVER MINING INDUSTRIES — All or substantially all of the equity securities held by the Index Fund are issued by gold or silver mining companies. Because the value of the notes is linked to the performance of the Index Fund, an investment in these notes will be concentrated in the gold and silver mining industries. Competitive pressures may have a significant effect on the financial condition of companies in these industries. Also, these companies are highly dependent on the price of gold or silver, as applicable. These prices fluctuate widely and may be affected by numerous factors. Factors affecting gold prices include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Factors affecting silver prices include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as the United Mexican States and the Republic of Peru.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
  THE ANTI-DILUTION PROTECTION FOR THE INDEX FUND IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the price of one share of the Index Fund at any time, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the actual and expected volatility of the Index Fund;
    the time to maturity of the notes;
    whether a Knock-Out Event has occurred;
    the dividend rates on the Index Fund and the equity securities underlying the Index Fund;
    interest and yield rates in the market generally as well as in the markets of the equity securities held by the Index Fund;
    a variety of economic, financial, political, regulatory and judicial events;
    the occurrence of certain events to the Index Fund that may or may not require an adjustment to the Share Adjustment Factor; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments —	TS-5
Capped Single Observation Index Fund Knock-Out Notes Linked to the Market Vectors Gold Miners ETF

Historical Information

The following graph sets forth the historical performance of the Market Vectors Gold Miners ETF based on the weekly historical closing price of one share of the Index Fund from May 26, 2006 through September 16, 2011. The closing price of one share of the Index Fund on September 16, 2011 was $64.11.

We obtained the closing prices of one share of the Index Fund below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical prices of one share of the Index Fund should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of the Index Fund on the pricing date or the Observation Date. We cannot give you assurance that the performance of the Index Fund will result in the return of any of your initial investment.

Supplemental Plan of Distribution

JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission exceed $10.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)“ beginning on page PS-56 of the accompanying product supplement no. 182-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $10.00 per $1,000 principal amount note.

JPMorgan Structured Investments —	TS-6
Capped Single Observation Index Fund Knock-Out Notes Linked to the Market Vectors Gold Miners ETF

Appendix A

The Market Vectors Gold Miners ETF

       We have derived all information contained in this term sheet regarding the Market Vectors Gold Miners ETF (the “Index Fund”) from publicly available information. Such information reflects the policies of, and is subject to change by, Market Vectors ETF Trust and Van Eck Associates Corporation (“Van Eck”). We make no representation or warranty as to the accuracy or completeness of such information. The Index Fund is an investment portfolio of the Market Vectors ETF Trust (the “Trust”). Van Eck is currently the investment adviser to the Index Fund. The Index Fund is an exchange-traded Index Fund that trades on the NYSE Arca, Inc. under the ticker symbol “GDX.” We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

       The Trust is a registered investment company that consists of numerous separate investment portfolios, including the Index Fund. Information provided to or filed with the SEC by the Trust pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-123257 and 811-10325, respectively, through the SEC’s website at http://www.sec.gov. For additional information regarding the Trust, Van Eck and the Index Fund, please see the prospectus of the Index Fund, dated May 1, 2011 (as may be supplemented from time to time). In addition, information about the Trust and the Index Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the Van Eck website at www.vaneck.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the Van Eck website is not incorporated by reference in, and should not be considered a part of, this term sheet.

       This term sheet relates only to the notes offered hereby and does not relate to the shares of the Index Fund. We have derived all disclosures contained in this term sheet regarding the shares of the Index Fund from the publicly available documents described above. In connection with the offering of the notes, neither we nor the Agents (as defined below) have participated in the preparation of such documents or made any due diligence inquiry with respect to the Index Fund. Neither we nor JPMS make any representation that such publicly available documents or any other publicly available information regarding the shares of the Index Fund is accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described above) that would affect the trading price of the shares of the Index fund have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the shares of the Index Fund could affect the value received at maturity with respect to the notes and therefore the trading prices of the notes. Neither we nor any of our affiliates makes any representation to you as to the performance of the shares of the Index Fund.

       Investment Objective and Strategy

       The Index Fund seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the NYSE Arca Gold Miners Index (the “Underlying Index”). See "— NYSE Arca Gold Miners Index” below for more information about the Underlying Index. The Index Fund’s investment objective may be changed without shareholder approval.

       As of September 16, 2011, the Index Fund’s three largest holdings were Barrick Gold Corporation, Goldcorp Inc. and Newmont Mining Corporation, and as of June 30, 2011, its three largest countries by holding were Canada, the United States and South Africa.

       Indexing Investment Approach

       The Index Fund uses a “passive” or indexing investment approach to attempt to approximate the investment performance of the Underlying Index. The Index Fund will normally invest at least 80% of its total assets in companies that are involved in the gold mining industry. The Index Fund invests in foreign and domestic publicly traded companies of small- and medium-capitalization that are involved primarily in the mining for gold and/or silver. The Index Fund normally invests at least 80% of its total assets in securities that comprise the Underlying Index. The Index Fund may also utilize convertible securities and participation notes to seek performance that corresponds to the Underlying Index. The Index Fund may or may not hold all of the securities that are included in the Underlying Index.

       Correlation

       The Underlying Index is a theoretical financial calculation, while the Index Fund is an actual investment portfolio. The performance of the Index Fund and the Underlying Index may vary somewhat due to operating expenses, transaction costs, and differences between the Index Fund’s portfolio and the Underlying Index resulting from legal restrictions that apply to the Index Fund but not to the Underlying Index or lack of liquidity. Van Eck expects that, over time, the correlation between the Index

JPMorgan Structured Investments —	TS-7
Capped Single Observation Index Fund Knock-Out Notes Linked to the Market Vectors Gold Miners ETF

Fund’s performance and that of the Underlying Index before fees and expenses will be 95% or better. A figure of 100% would indicate perfect correlation.

       Industry Concentration Policy

       The Index Fund may concentrate its investments in a particular industry or group of industries to the extent that the Underlying Index concentrates in an industry or group of industries.

       Holdings Information

       As of September 16, 2011, 100.00% of the Index Fund’s holdings consisted of equity securities. The following tables summarize the Index Fund’s top holdings in individual companies and by country as of such date.

Top holdings in individual securities as of September 16, 2011

Company	Percentage of Total Holdings
Barrick Gold Corporation	15.64%
Goldcorp Inc.	12.10%
Newmont Mining Corporation	9.52%
Kinross Gold Corporation	5.78%
AngloGold Ashanti Limited	5.35%
Yamana Gold Inc.	5.21%
Eldorado Gold Corporation	4.85%
Silver Wheaton Corp.	4.76%
Compania De Minas Buenaventura S.A.A.	4.49%
Gold Fields Ltd.	4.34%

Top holdings by country as of June 30, 2011

Sector	Percentage of Total Holdings
Canada	65.00%
United States	13.40%
South Africa	13.30%
Peru	4.40%
United Kingdom	3.90%

       The information above was compiled from the Van Eck website. We make no representation or warranty as to the accuracy of the information above. Information contained in the Van Eck website is not incorporated by reference in, and should not be considered a part of, this term sheet.

       Disclaimer

       The notes are not sponsored, endorsed, sold or promoted by Van Eck. Van Eck makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. Van Eck has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

The NYSE Arca Gold Miners Index

       We have derived all information contained in this term sheet regarding the Underlying Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information and information supplied by the NYSE Arca. Such information reflects the policies of, and is subject to change by, the NYSE Arca. We make no representation or warranty as to the accuracy or completeness of such information. The Underlying Index was developed by the NYSE Amex (formerly the American Stock Exchange) and is calculated, maintained and published by the NYSE Arca. The NYSE Arca has no obligation to continue to publish, and may discontinue the publication of, the Underlying Index.

       The Underlying Index is reported by Bloomberg L.P. under the ticker symbol “GDM.”

       The Underlying Index is a modified market capitalization weighted index comprised of publicly traded companies involved primarily in the mining of gold or silver.

JPMorgan Structured Investments —	TS-8
Capped Single Observation Index Fund Knock-Out Notes Linked to the Market Vectors Gold Miners ETF

Eligibility Criteria for Index Components

       The Underlying Index includes common stocks and ADRs of selected companies that are involved in mining for gold and silver and that are listed for trading on the NYSE or the NYSE Amex or quoted on The NASDAQ Stock Market. Only companies with market capitalization greater than $100 million that have a daily average trading volume of at least 50,000 shares over the past six months are eligible for inclusion in the Underlying Index.

Index Calculation

       The Underlying Index is calculated using a modified market capitalization weighting methodology. The Underlying Index is weighted based on the market capitalization of each of the component securities, modified to conform to the following asset diversification requirements, which are applied in conjunction with the scheduled quarterly adjustments to the Underlying Index:

       (1) the weight of any single component security may not account for more than 20% of the total value of the Underlying Index;

       (2) the component securities are split into two subgroups–large and small, which are ranked by market capitalization weight in the Underlying Index. Large stocks are defined as having a Underlying Index weight greater than or equal to 5%. Small securities are defined as having an Underlying Index weight below 5%; and

       (3) the aggregate weight of those component securities which individually represent more than 4.5% of the total value of the Underlying Index may not account for more than 50% of the total Underlying Index value.

       The Underlying Index is reviewed quarterly so that the Underlying Index components continue to represent the universe of companies involved in the gold mining industry. The NYSE Arca may at any time and from time to time change the number of securities comprising the group by adding or deleting one or more securities, or replacing one or more securities contained in the group with one or more substitute securities of its choice, if in the NYSE Arca’s discretion such addition, deletion or substitution is necessary or appropriate to maintain the quality and/or character of the Underlying Index. Changes to the Underlying Index compositions and/or the component share weights in the Underlying Index typically take effect after the close of trading on the third Friday of each calendar quarter month in connection with the quarterly index rebalance.

       At the time of the quarterly rebalance, the weights for the components stocks (taking into account expected component changes and share adjustments), are modified in accordance with the following procedures.

       • Diversification Rule 1: If any component stock exceeds 20% of the total value of the Underlying Index, then all stocks greater than 20% of the Underlying Index are reduced to represent 20% of the value of the Underlying Index. The aggregate amount by which all component stocks are reduced is redistributed proportionately across the remaining stocks that represent less than 20% of the index value. After this redistribution, if any other stock then exceeds 20%, the stock is set to 20% of the index value and the redistribution is repeated.

       • Diversification Rule 2: The components are sorted into two groups, large are components with a starting index weight of 5% or greater and small are those that are under 5% (after any adjustments for Diversification Rule 1). Each group in aggregate will be represent 50% of the index weight. The weight of each of the large stocks will be scaled down proportionately with a floor of 5% so that the aggregate weight of the large components will be reduced to represent 50% of the Underlying Index. If any component stock falls below a weight equal to the product of 5% and the proportion by which the stocks were scaled down following this distribution, then the weight of the stock is set equal to the product of 5% and the proportion by which the stocks were scaled down, the components with weights greater than 5% will reduced proportionately. The weight of each of the small components will be scaled up proportionately from the redistribution of the large components. If any component stock exceeds a weight equal to the product of 4.5% and the proportion by which the stocks were scaled down following this distribution, then the weight of the stock is set equal to the product of 4.5% and the proportion by which the stocks were scaled down. The redistribution of weight to the remaining stocks is repeated until the entire amount has been redistributed.

Index Maintenance

       The Underlying Index is reviewed quarterly to ensure that at least 90% of the index weight is accounted for by index components that continue to meet the initial eligibility requirements. Components will be removed from the Underlying Index during the quarterly review, if the market capitalization falls below $50 million or the traded average daily shares for the previous six months is lower than 25,000 shares. In conjunction with the quarterly review, the share weights used in the calculation of the Underlying Index are determined based upon current shares outstanding modified, if necessary, to provide greater Index diversification, as described above. The index components and their share weights are determined and announced prior to taking effect. The share weight of each component stock in the index portfolio remains fixed between quarterly reviews except in the event of certain types of corporate actions such as stock splits, reverse stock splits, stock dividends, or similar events. The share weights used in the index calculation are not typically adjusted for shares issued or repurchased between quarterly reviews. However, in the event of a merger between two components, the share weight of the surviving entity may be adjusted to account for any stock issued in the acquisition. The NYSE Arca may substitute stocks or change the number of stocks included in the Underlying Index, based on changing conditions in the industry or in the event of certain types of corporate actions, including mergers, acquisitions, spin-offs, and reorganizations. In the event of component or share weight changes to the index portfolio, the payment of dividends other than ordinary cash dividends, spin-offs, rights offerings, re-capitalization, or other corporate actions affecting a component stock of the Underlying Index; the index divisor may be adjusted to ensure that there are no changes to the index level as a result of non-market forces.

JPMorgan Structured Investments —	TS-9
Capped Single Observation Index Fund Knock-Out Notes Linked to the Market Vectors Gold Miners ETF